ITEM 77 E-
LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (co llectively, "Federated"), and various
Federated funds ("Funds"), have been named as defendan ts in several class action lawsuits now pending in the United States District Court for the Dis trict of Maryland. The lawsuits were purportedly filed on behalf of people who purchased, ow ned and/or redeemed shares of
Federated-sponsored mutual funds during specified perio ds beginning November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in c oncert with certain institutional traders, which allegedly caused financial injury to the mutual f und shareholders. These lawsuits began to be filed shortly after Federated's first public announc ement that it had received requests for information on shareholder trading activities in the Fu nds from the SEC, the Office of the New
York State Attorney General ("NYAG"), and other author ities. In that regard, on November 28, 2005, Federated announced that it had reached final set tlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and
 NYAG settled proceedings against three
Federated subsidiaries involving undisclosed market tim ing arrangements and late trading. The
SEC made findings: that Federated Investment Management
 Company ("FIMC"), an SEC-
registered investment adviser to various Funds, and Fede rated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, violated provisions of the Investment
Advisers Act and Investment Company Act by approving, but
 not disclosing, three market
timing arrangements, or the associated conflict of inter est between FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated
Shareholder Services Company, formerly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee from late trading in vi olation of provisions of the Investment
Company Act. The NYAG found that such conduct violated pr ovisions of New York State law.
Federated entered into the settlements without admitting o r denying the regulators' findings. As
Federated previously reported in 2004, it has already paid
 approximately $8.0 million to certain
funds as determined by an independent consultant. As part
 of these settlements, Federated
agreed to pay disgorgement and a civil money penalty in t he aggregate amount of an additional
$72 million and, among other things, agreed that it would
 not serve as investment adviser to any
registered investment company unless (i) at least 75% of the fund's directors are independent of Federated, (ii) the chairman of each such fund is independ ent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unless approved by a majority of the independent trustees of the fund or committee, respectivel y, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and is re sponsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlem ents are described in Federated's announcement which, along with previous press releases and related communications on those matters, is available in the "About Us" section of Federat ed's website at FederatedInvestors.com.
Federated entities have also been named as defendants in se veral additional lawsuits that are now pending in the United States District Court for the We stern District of Pennsylvania, alleging, among other things, excessive advisory and Rule 1 2b-1 fees.
The Board of the Funds retained the law firm of Dickstein Sh apiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragrap hs. Federated and the Funds, and their respective counsel, have been defending this litigatio n, and none of the Funds remains a defendant in any of the lawsuits (though some could potentia lly receive any recoveries as nominal defendants). Additional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is un certain. Although we do not believe that these lawsuits will have a material adverse effect on the
 Funds, there can be no assurance
that these suits, ongoing adverse publicity and/or other deve lopments resulting from the regulatory investigations will not result in increased Fund r edemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.